February 18, 2014

Via EDGAR (Correspondence)

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:     Viacom Inc.
Form 10-K for Fiscal Year Ended September 30, 2013
Filed November 14, 2013
Form 10-Q for Fiscal Quarter Ended December 31, 2013
Filed January 30, 2014
Response dated January 17, 2014
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below is the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated February 10, 2014 concerning our Form 10-K for the fiscal year ended September 30, 2013 and Form 10-Q for the fiscal quarter ended December 31, 2013. For the purposes of this letter, references to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our response includes the Comment copied in bold from your letter.

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Form 10-Q for Fiscal Quarter Ended December 31, 2013

Item 4. Controls and Procedures, page 20

1.     Please update and clarify your disclosure of changes in internal controls over financial reporting for the quarter ending December 31, 2013 as a result of your global business transformation initiative which commenced in 2012. As required by Item 308(c) of Regulation S-K, disclose any change that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

We began migrating certain financial processing systems to an enterprise-wide systems solution at the end of our 2012 fiscal year as part of a global business transformation initiative to integrate and upgrade our systems and business processes. We have completed implementation in certain significant markets and continue to roll out the initiative throughout other parts of our business. In connection with this initiative, we are implementing certain changes to our business processes which, in turn, result in changes in internal controls over financial reporting. The new systems automate and standardize business processes, and we continue to evaluate and monitor our internal controls as such processes in each of the affected areas evolve.

We believe we have complied with the requirements under Item 308(c) of Regulation S-K to disclose any change that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. In response to the Staff’s comment, we will in future filings expand our disclosure of changes in internal controls consistent with the italicized language above until we have substantially completed the changes.

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In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller & CAO
Viacom Inc.

cc:	Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman and Sterling LLP
James DePonte, PricewaterhouseCoopers LLP

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